Free Writing Prospectus (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 July 25, 2011

$ Buffered Return Enhanced Notes due February 2, 2012 Linked to the Performance of Brent Crude (futures contract) Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who (i) seek a return of an Additional Amount based on the number of scheduled trading days that the closing price of the futures contract for Brent Crude is within a specified range and (ii) seek a return of the principal amount of their notes if the final price has not declined by more than 10% of the initial price at maturity.

•                   Investors should be willing to forgo any return at maturity and, if the reference asset return declines by more than 10% over the term of the Notes, be willing to lose some or all of their principal on a leveraged basis.

•                   Senior unsecured obligations of Barclays Bank PLC maturing February 2, 2012†.

•                   Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about July 29, 2011†† (the “pricing date”) and are expected to issue on or about August 3, 2011†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:

Brent Crude (futures contract) (“Brent Crude”), as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.  For reference purposes only, the Bloomberg ticker symbol for the reference asset is “CO1 <Comdty>”.

Payment at Maturity:

If the reference asset return is greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.

If the final price of Brent Crude declines from the initial price of Brent Crude by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the final price declines from the initial price by more than the buffer percentage of 10%.  Accordingly, if the reference asset return is less than -10%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + 10%) x Downside Leverage Factor]

You will also receive the Additional Amount at maturity, if any.

You will lose some or all of your investment at maturity if the final price declines from the initial price by more than 10%.

Buffer Percentage:	10%
Downside Leverage Factor:	1.1111
Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price
Additional Amount:	Per $1,000 principal amount Note, $1,000 multiplied by (ii) the Additional Amount Percentage.
Lower Barrier:	[•], 85% of the initial price.
Upper Barrier:	[•], 117% of the initial price.
Range:	The range from, and including the lower barrier to, and including, the upper barrier
Accrual Factor:

The number of scheduled trading days in the observation period on which the closing price of the Reference Asset is within the range -- greater than or equal to the lower barrier and less than or equal to the upper barrier -- divided by the total number of scheduled trading days in the observation period (expressed as a percentage).****

Additional Amount Percentage:	The Additional Amount Factor multiplied by the accrual factor
Additional Amount Factor:	5.75%
Observation Period:	From but excluding the pricing date to and including the final valuation date.
Initial Price:	USD[•]/barrel, which is the settlement price of Brent Crude on the pricing date.
Closing Price:

The settlement price of the Reference Asset on any scheduled trading day during the observation period***,  provided that the closing price on any scheduled trading day that is a disrupted day, shall equal the closing price on the immediately preceding scheduled trading day that is not a disrupted day; provided further the closing price on the final valuation date shall be the final price.

Final Price:	The settlement price of Brent Crude on the final valuation date.
Final Valuation Date:	January 30, 2012[1]
Maturity Date:	February 2, 2012[1]
Scheduled Trading Day:	Any day on which the relevant primary market is open for trading for its regular trading session, as determined by the calculation agent in its sole discretion.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KQH7 and US06738KQH76

†                     Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.  If the final valuation date is not a scheduled trading day, then the final valuation date will be the next succeeding scheduled trading day.  If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

††                Expected.  In the event we make any change to the expected pricing date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

***   See “Reference Asset” in this free writing prospectus for a description of how the settlement price of the Reference Asset is determined.

****         The number of scheduled trading days in the observation period is calculated from and excluding the pricing date to and including the final valuation date and is

                        [•] as of the pricing date.  Please note that the number used for the “number of scheduled trading days in the observation period” may vary.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete.   Any representation to the contrary is a criminal offense.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

    1            The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately    %, is    %.  The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•      Prospectus dated August 31, 2010:

      http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

Hypothetical Examples of Amounts Payable at Maturity

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below assume an initial price of US$118.67/barrel. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  Note that the table below excludes the Additional Amount, if any, that is payable at maturity.

Final Price (US$/barrel)	Reference Asset Return	Payment at Maturity	Hypothetical Total Return on the Notes (excluding the Additional Amount, if any)

237.34	100.00%	$1,000.00	0.00%
225.47	90.00%	$1,000.00	0.00%
213.61	80.00%	$1,000.00	0.00%
201.74	70.00%	$1,000.00	0.00%
189.87	60.00%	$1,000.00	0.00%
178.01	50.00%	$1,000.00	0.00%
166.14	40.00%	$1,000.00	0.00%
154.27	30.00%	$1,000.00	0.00%
142.40	20.00%	$1,000.00	0.00%
138.84	17.00%	$1,000.00	0.00%
130.54	10.00%	$1,000.00	0.00%
124.60	5.00%	$1,000.00	0.00%
121.64	2.50%	$1,000.00	0.00%
118.67	0.00%	$1,000.00	0.00%
112.74	-5.00%	$1,000.00	0.00%
106.80	-10.00%	$1,000.00	0.00%
100.87	-15.00%	$944.44	-5.56%
94.94	-20.00%	$888.89	-11.11%
83.07	-30.00%	$777.78	-22.22%
71.20	-40.00%	$666.67	-33.33%
59.34	-50.00%	$555.56	-44.44%
47.47	-60.00%	$444.44	-55.56%
35.60	-70.00%	$333.33	-66.67%
23.73	-80.00%	$222.22	-77.78%
11.87	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from an initial price of US$118.67/barrel to a final price of US$124.60 /barrel, resulting in a reference asset return of 5%.

Because the final price is greater than the initial price and the reference asset return of 5% is greater than or equal to -10%, the investor receives the principal amount of the Notes at maturity.

The total return on the investment of the Notes is 0.00% plus the Additional Amount, if any.

Example 2: The price of the reference asset decreases from the initial price of US$118.67 /barrel to a final price of US$112.74 /barrel, resulting in a reference asset return of -5%.

Because the reference asset return is greater than or equal to -10%, the investor receives the principal amount of the Notes at maturity.

The total return of the investment of the Notes is 0.00% plus the Additional Amount, if any.

Example 3: The price of the reference asset decreases from the initial price of US$118.67/barrel to a final price of US$71.20/barrel, resulting in a reference asset return of -40%.

Because the final price declines from the initial price by more than 10%, the investor receives a payment at maturity of $666.67 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return + 10%) x Downside Leverage Factor]

$1,000 + [$1,000 x -40.00% + 10%) x 1.1111] = $666.67

The total return on the investment of the Notes is -33.33%, plus the Additional Amount, if any.

Hypothetical Examples of Additional Amounts Payable at Maturity

The hypothetical Additional Amounts set forth below are for illustrative purposes only and may not represent actual Additional Amounts applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples and table are based on the initial investment of $1,000, the initial price of US$118.67 /barrel, an Additional Amount Factor of 5.75% and the range with an upper barrier of $138.84 (117% of the initial price) and a lower

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barrier of $100.87 (85% of the initial price).  The number of scheduled trading days in the observation period is 124 for the hypothetical calculation of the accrual factor (please note the actual number of scheduled trading days in the observation period for the purpose of the accrual factor may vary).

Number of scheduled trading days on which the closing price was within the Range	Accrual Factor	Additional Amount Factor	Additional Amount Percentage[1]	Additional Amount (per $1,000 Note)[2]
0	0	5.75%	0.00%	0
30	24.19%	5.75%	1.39%	$13.91
60	48.39%	5.75%	2.78%	$27.82
90	72.58%	5.75%	4.17%	$41.73
124	100.00%	5.75%	5.75%	$57.50

1 – The Additional Amount Percentage is equal to the Additional Amount Factor (5.75%) multiplied by the accrual factor

2 – The Additional Amount per $1,000 principal amount of Notes is equal to $1,000 multiplied by the Additional Amount Percentage

Example 1: If the closing price of the Reference Asset is within the Range on every scheduled trading day in the observation period, the related accrual factor would equal 124/124, which equals 100%.  As a result, the Additional Amount Percentage would be equal to 5.75%, the maximum Additional Amount Percentage, and you would receive an Additional Amount at maturity of $57.50 per $1,000 principal amount of Notes on the maturity date, calculated as follows:

Additional Amount Percentage = 5.75% x 100% = 5.75%

Additional Amount = $1,000 x 5.75% = $57.50

Example 2: If the closing price of the Reference Asset is outside the Range on every scheduled trading day in the observation period, the accrual factor would equal 0/124, or 0%.  As a result, the Additional Amount Percentage would be equal to 0.00%, and you would receive no Additional Amount on the maturity date.

Additional Amount Percentage = 5.75% x 0% = 0%

Additional Amount = $1,000 x 0% = $0

Example 3: If the closing price of the Reference Asset is within the Range on 60 of the 124 scheduled trading days in the observation period, the related accrual factor would equal 60/124 or 48.39%.  As a result, the Additional Amount Percentage would be equal to 2.78% and you would receive an Additional Amount at maturity of $27.82 per $1,000 principal amount of Notes, calculated as follows:

Additional Amount Percentage = 5.75% x 48.39% = 2.78%

Additional Amount = $1,000 x 2.78% = $27.82

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The payment at maturity, the final valuation date, the maturity date, and the settlement price of the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•                  Potential Preservation of Capital at Maturity—You will receive 100% of the principal amount of your Notes only if the closing price of the reference asset return is greater than or equal to 90% of the initial price on the final valuation date.  You may also receive an Additional Amount at maturity based on the number of scheduled trading days during the observation period on which the closing price is within the range — greater than or equal to 85% of the initial price and less than or equal to 117% of the initial price.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•                  Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the final price of Brent Crude, as compared to the initial price of Brent Crude, of up to 10%.  If the final price declines from the initial price by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for

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every 1% that the final price declines from the initial price by more than 10%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus

•                  Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.  Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, the Internal Revenue Service could possibly assert that the Additional Amount should be treated as an item of ordinary income, and you could be required to accrue the Additional Amount as ordinary income on a current basis.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a short-term contingent debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset.  Alternatively, it is possible that the Notes could be treated as a short-term contingent debt instrument.  No statutory, judicial or administrative authority directly addresses how a short-term contingent debt instrument should be treated for U.S. federal income tax purposes.  Accordingly, you should consult your tax advisor about this potential alternative treatment of the Notes.

In addition, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the Reference Asset.  Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes.  If Section 1256 were to apply to your Notes, gain or loss recognized with respect to your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.  You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value).

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it issues the form on which

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to report the relevant information.  However, once the Internal Revenue Service issues the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset or any futures contracts relating to the reference asset.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference asset return is greater than, equal to or less than the buffer percentage of 10%.  If the final price of Brent Crude declines from the initial price of Brent Crude by more than 10%, your investment will be exposed on a leveraged basis to any decline in the reference asset from the initial price beyond the 10% buffer, and you may lose up to 100% of your initial investment.

•                  Your Maximum Gain on the Notes is Limited to the Additional Amount— Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Asset.  The Additional Amount, if any, payable on the Notes at maturity, is dependent on the number of scheduled trading days during the term of the Notes on which the closing price of the reference asset is within the range—at or above the lower barrier and at or below the upper barrier.  The Additional Amount Factor will be reduced, and accordingly, the Additional Amount will be reduced, if the price of the reference asset closes outside of the range on any scheduled trading day during the term.  You will not receive the Additional Amount at maturity if the price of the reference asset closes outside of the range on each scheduled trading day during the observation period.  The maximum Additional Amount you can receive is $57.50 per $1,000 principal amount Note.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts— We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                 Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be

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treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the reference asset;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of Brent Crude; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Holding the Notes is not the Same as Owning Brent Crude, Futures Contracts for Brent Crude or Certain Other Commodity Related Contracts Directly — The return on your Notes will not reflect the return you would realize if you actually purchased Brent Crude, futures contracts for Brent Crude or exchange-traded or over-the-counter instruments based on the price of Brent Crude. You will not have any rights that holders of such assets or instruments have.

•                  Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009.  Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time.  In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels.  There is no assurance that prices will again reach their historically high levels or that volatility will subside.  It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

•                  Future Prices of Brent Crude That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Redemption—The reference asset underlying your Notes is a commodity futures contract rather than a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain month for delivery of the underlying physical commodity (a “delivery month”). As the front month futures contract underlying the Notes approaches expiration, it will be replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract with an expiration date in November. This process is referred to as “rolling”. If the market for the front month futures contract (putting aside other considerations) is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the unwind price of the front month futures contract relative to the purchase price of the futures contract that is next closest to expiration at the time of sale and purchase during the roll period. However, the front month futures contracts underlying the Notes may also exhibit periods of “contango”.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence or presence of backwardation or contango in the market for Brent Crude could affect “roll yields,” which could affect the price of Brent Crude and, accordingly, may adversely affect the market value of your Notes and the payment you receive at maturity.

•                  Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day.  These limits are generally referred to

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as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”.  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could adversely affect the value of the Reference Asset, therefore, the value of the Notes.

•                  The Notes May Be Subject to Certain Risks Specific to Brent Crude — Brent Crude is an energy-related commodity.  Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.  These may include, among others:

o                 changes in the level of industrial and commercial activity with high levels of energy demand;

o                 disruptions in the supply chain or in the production or supply of other energy sources;

o                 price changes in alternative sources of energy;

o                 adjustments to inventory;

o                 variations in production and shipping costs;

o                 costs associated with regulatory compliance, including environmental regulations; and

o                 changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•                  Futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets — Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European and Asian markets, the reference asset will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Underlying Asset and, therefore, the Securities.

•                  Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and the Amounts Payable on your Notes — Commodity futures contracts such as the Reference Asset are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress recently enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “significant price discovery contracts” or “economically equivalent to exchange-traded futures”. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which have been proposed but not yet adopted, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts, including the Reference Asset, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price, from January 7, 2006 through July 22, 2011. The settlement price of the reference asset on July 22, 2011 was $118.67/barrel.

We obtained the information below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any day during the term of the Notes, including the final valuation date.  We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $5.00 per $1,000 principal amount Note.

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